Exhibit 3.2

Certificate of Amendment to the Certificate of Incorporation

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

COMMUNITY BANK SYSTEM, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

FIRST: COMMUNITY BANK SYSTEM, INC. (the “Corporation”) is a corporation formed under the laws of the State of Delaware. Its Certificate of Incorporation was initially filed with the Delaware Secretary of State on April 15, 1983.

SECOND: The Corporation’s Board of Directors has determined that it is in the best interest of the Corporation to declassify the Board of Directors and has adopted a resolution approving this amendment to the Certificate of Incorporation. This amendment has been approved by the holders of two-thirds of the outstanding and issued shares of the Corporation’s common stock in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware and Article 11 of the Certificate of Incorporation.

THIRD: Article 6 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

6. Directors

(a)   Members of the Board of Directors shall be elected by written ballot.

(b)   At the 2020 Annual Meeting of Stockholders, and at each annual meeting thereafter, each Director shall be elected to serve for a one-year term expiring at the next annual meeting of stockholders and until his or her successor is elected.

IN WITNESS WHEREOF, the undersigned has caused this Certificate to be executed by its officer thereunto duly authorized this 20th day of May, 2020.

COMMUNITY BANK SYSTEM, INC.

By:	/s/ Mark E. Tryniski
Mark E. Tryniski President and Chief Executive Officer